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May 2, 2007	FILE NO: 68748.000002

VIA EDGAR AND FACSIMILE

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 205490-7010

Re:	FBR Capital Markets Corporation
Registration Statement on Form S-1
Filed on April 10, 2007
File No. 333-141987

FBR Capital Markets Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed April 5, 2007
File No. 333-138824

Dear Ms. Long:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company” or “FBR Capital Markets”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s response to Comments 2, 3, 6, 10 and 11 of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated April 27, 2007, which relates to the Company’s Registration Statement on Form S-1 (File No. 333-141987) (the “IPO Registration Statement”) filed by the Company with the Commission on April 10, 2007 and Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-138824) (the “Shelf Registration Statement”) filed by the Company with the Commission on April 5, 2007. The Company respectfully informs the Staff that it will respond to Comments 1, 4, 5, 7, 8 and 9 of the Staff contained in your letter dated April 27, 2007 at the time the Company files its next pre-effective amendment to the IPO Registration Statement or Shelf Registration Statement, as the case may be.

Ms. Pamela A. Long, Assistant Director

May 2, 2007

For convenience of reference, the comments of the Staff contained in your comment letter dated April 27, 2007 are reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter, and are followed by the corresponding response of the Company.

We have provided to each of you, Nudrat Salik, Rufus Decker, Brigitte Lippmann and Lesli Sheppard a courtesy copy of this response letter. Capitalized terms used and not otherwise defined in this response letter that are defined in the IPO Registration Statement and the Shelf Registration Statement shall have the meanings set forth in the IPO Registration Statement or the Shelf Registration Statement, as applicable.

FORM S-1 FILED ON APRIL 10, 2007

General

1.	Please tell us whether Friedman Billings Ramsey will be making a market in the securities. If so, amend the registration statement to register the market-making activities of FBR, including the footnote to the fee table and the alternate pages for the market making prospectus.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will respond to the Staff’s comment appearing above at the time it files its next pre-effective amendment to the IPO Registration Statement.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will file or submit all of its exhibits as soon as possible.

Ms. Pamela A. Long, Assistant Director

May 2, 2007

3.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

Response: The Company respectfully informs the Staff that prior to the effectiveness of the IPO Registration Statement it will arrange to have the NASD call the Staff or provide the Staff with a letter indicating that the NASD has cleared the filing.

4.	We note that you wish this filing to become effective prior to the shelf registration statement on Form S-1 (file no. 333-138824), which you first filed in November 2006. Please clarify your disclosure in both filings to indicate which offering will be your initial public offering and describe the other filing.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will respond to the Staff’s comment appearing above at the time it files its next pre-effective amendment to the IPO Registration Statement and the Shelf Registration Statement.

Prospectus Cover Page

5.	In the second paragraph, please clarify your relationship with FBR TRS Holdings, Inc.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will respond to the Staff’s comment appearing above at the time it files its next pre-effective amendment to the IPO Registration Statement.

Summary, page 1

6.	If any of your directors or executive officers will receive any of the selling shareholder proceeds in this offering, please provide prominent disclosure in this section.

Response: The Company respectfully informs the Staff that none of the Company’s directors or executive officers will receive any of the selling shareholder proceeds from the offering contemplated by the IPO Registration Statement.

Ms. Pamela A. Long, Assistant Director

May 2, 2007

The Offering, page 17

7.	Please include disclosure regarding the shares being registered by the selling shareholders on the shelf registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will respond to the Staff’s comment appearing above at the time it files its next pre-effective amendment to the IPO Registration Statement.

Selling Shareholders, page 37

8.	Since the offering is being underwritten, please delete the paragraph on broker-dealers on page 38.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will respond to the Staff’s comment appearing above at the time it files its next pre-effective amendment to the IPO Registration Statement.

Shares Eligible for Future Sale, page 112

9.	Since you plan to ask that the shelf registration statement become effective shortly after this filing becomes effective, please also quantify the shares eligible for future sale assuming that both registration statements become effective.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will respond to the Staff’s comment appearing above at the time it files its next pre-effective amendment to the IPO Registration Statement.

Item 17. Undertakings, page 165

10.	Please add the undertaking required by Item 512(f) of Regulation S-K.

Response: The Company respectfully informs the Staff that the undertaking required by Item 512(f) of Regulation S-K is included in the IPO Registration Statement.

Ms. Pamela A. Long, Assistant Director

May 2, 2007

Form S-1/A#3 FILED ON APRIL 5, 2007

Financial Statements

Note 14. Segment Information, page F-33

11.	We note your response to prior comment 1.

On a monthly basis financial information for business units, including investment banking and principal investing, is prepared. This information provides detailed financial results for each business unit, which begins with revenue and ends with the net income (loss) before taxes line item. This information is given to the CODM on a monthly basis as well as to the Board of Directors on a quarterly basis. Given the extensive amount of discrete financial information your CODM receives at the business unit levels on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decision and assessing performance. It is unclear how you determined that each of these business units does not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131. Please revise your segment disclosures to provide additional reportable segments. For any reportable segments in which you aggregate business units, tell us how you determined you met all of the aggregation criteria of paragraph 17 of SFAS 131.

Your statement that the sole purpose for including the business unit information in the Management Report is to give the CODM visibility into the fixed and variable costs associated with each business unit as part of the CODM’s supervisory function with respect to the segment managers and business unit leaders to confirm that operating decisions being made by the segment managers and business unit leaders within the operating segments are consistent with your overall strategic direction and in your best interest. In light of the weaknesses in the business unit financial information discussed in your response, which include that this information is incomplete in that it does not include various revenue and cost elements and/or allocations within the business unit, please help us understand how your CODM is able to use this information for the objectives stated above. In a similar manner, please help us understand how segment managers are able to use this business unit information in light of these weaknesses. Please also clarify whether additional information is used by the segment managers to allocate resources or evaluate the performance of the business unit managers. We remind you that cost centers and entities with asymmetrical allocations of revenues or

Ms. Pamela A. Long, Assistant Director

May 2, 2007

expenses are not precluded from being operating segments. Refer to Questions 3 and 4 of the FASB Staff Implementation Guide for SFAS 131.

Mr. Richard Hendrix, President and Chief Operating Officer, is the segment manager of the Capital Markets segment as well as a member of the group that functions as the CODM. At a minimum, his role as the segment manager appears to require him to use business unit information. In light of this, please help us understand how you differentiate between which of his decisions are being made in his role as the segment manager versus his role as the CODM.

Your response states that the Capital Markets segment is organized around similar clients and customer classes, products, markets, industry sectors and distribution channels. The Capital markets segment is an integrated delivery of capital raising, financial advisory services, institutional sales and trading and research products and services to your clients. Please further advise how these services are integrated and why you consider the Capital Markets business units to be similar in terms of clients, customer classes, products, markets, industry sectors and distribution channels.

Response: As discussed in the Company’s previous correspondence with the Staff and during a telephone conference on May 1, 2007, the Company is organized and managed around three distinct operating and reporting segments, each of which has a segment manager who is overseen by the Company’s Office of the Chief Executive. The Company’s Office of the Chief Executive represents the Company’s Chief Operating Decision Maker (“CODM”). The Company’s three distinct operating and reporting segments are capital markets, asset management and principal investing. These segments are consistent with the way the CODM views the Company’s business, manages the business, assesses the performance of the business and makes decisions regarding allocation of resources. This is reflected by the type of information that the CODM has historically used regularly and that will be included in the monthly CODM report going forward, as discussed below, and is further evidenced by the type of information that the CODM has provided to the audit committee of the Board of Directors of FBR Group when the audit committee requested information to assist it in its understanding of the profitability of the Company’s business segments as part of its review of FBR Group’s financial statements. Finally, the CODM intends to provide the same information to the Company’s Board of Directors.

Ms. Pamela A. Long, Assistant Director

May 2, 2007

Interdependence of Business Units Within the Capital Markets Segment

Unlike many other broker-dealers, the Company does not operate a retail brokerage business and does not seek to attract retail brokerage accounts to generate trading commissions. The fundamental business purpose of the Company’s capital markets business is to source and execute capital markets transactions (i.e., capital raising transactions sourced by the Company’s investment banking professionals and sold to one or more of the Company’s institutional buy-side clients that have relationships with the Company’s institutional sales brokers) and other investment banking transactions for fees. Achievement of the fundamental purpose of the Company’s capital markets business depends on the interaction and interdependence of the transaction-based investment banking business unit with the institutional client-based sales, trading and research business units.

The Company’s investment banking professionals identify potential capital markets transactions through relationships with corporate and institutional clients active in the industry sectors on which the Company focuses. The Company’s institutional sales brokers facilitate the execution of capital markets distribution transactions identified by the Company’s investment banking professionals by selling securities of corporate issuer clients to institutional buy-side accounts that they have developed and maintained. The success of the Company’s institutional sales brokers in developing and maintaining these buy-side accounts is dependent on the services provided by professionals in the Company’s trading and research business units. The Company’s trading professionals facilitate secondary trading in equity and high-yield securities for institutional buy-side accounts. The Company makes markets in NASDAQ and other securities, trades listed securities and services the trading desks of major institutions in the United States, Europe and elsewhere. The Company’s research analysts perform independent research on over 580 companies to help the Company’s institutional buy-side accounts understand the dynamics that drive the industry sectors and companies that these institutional accounts target for investment opportunities.

The institutional buy-side relationships maintained by the Company’s institutional brokerage professionals, including professionals in the Company’s sales, trading and research business units, provide insight into the types of capital markets transactions for which there will be institutional buy-side demand. This helps the Company to identify the types of transactions that the Company’s investment bankers should be sourcing for the Company’s institutional sales brokers to sell to their institutional buy-side accounts. The Company believes that the capital markets transactions sourced by the Company’s

Ms. Pamela A. Long, Assistant Director

May 2, 2007

investment banking professionals create the types of investment opportunities that its institutional buy-side clients seek, while the Company’s institutional buy-side clients provide demand for the Company’s investment banking clients capital, thus giving these corporate issuers the ability to meet their corporate financing needs. The business units within the capital markets segment do not operate as discrete profit centers, and the Company would not operate the one without the other. The professionals within each business unit are not compensated based on business unit profitability, strategic decisions are not made based on business unit profitability, and allocations of resources are not based on business unit profitability.

Internal Reporting

Since the Company’s formation in June 2006, it has provided all of its business unit managers, as well as the CODM, with a monthly “Management Report,” which is a compilation of detailed business unit level information that is part of the Company’s normal monthly accounting closing process. For purposes of efficiency, the Company has never created a specific “CODM Package” of financial information.

The Management Report exists as it does to accumulate fixed costs for business unit leaders, and for the financial reporting to roll up to the segment as a whole. Accordingly, the Management Report is used by the capital markets segment manager, which is Mr. Hendrix, in his capacity as the capital markets segment manager, to oversee fixed costs and analyze budget variances.

Because the Company views the capital markets business on an overall basis, the Management Report does not accurately, and is not intended to, reflect the true profitability of the business units within the capital markets segment. For example, investment banking business unit revenue and profitability, among other items reflected in the Management Report, are overstated. This is the case because all revenue from a capital markets distribution transaction is included, even though a substantial portion is actually paid to the Company’s institutional sales brokers as a selling concession. In the same manner, institutional sales revenue, among other items, is understated because it does not reflect the selling concession payable to the Company’s institutional sales brokers.

It is difficult, if not impossible, to determine the amount of revenue that should be attributable to the research and trading business units. This is the case because of the importance of both of these services to maintaining the relationships with the

Ms. Pamela A. Long, Assistant Director

May 2, 2007

institutional buy-side accounts that our institutional sales broker depend on to sell capital markets distribution transactions sourced by the Company’s investment banking professionals. This is also the case because of the importance placed on a strong research ability by the Company’s investment banking clients.

CODM Decision Making

Because the members of the Office of the Chief Executive, which constitute the CODM, are sophisticated users of financial statement information by virtue of their past experience as investment bankers, the CODM has been capable of finding in the Management Report the discrete financial information it needs in its decision making process. Of the detailed business unit financial information included in the Management Report, the CODM looks at investment banking “net revenues” and sales and trading “net revenues” when making decisions. The CODM looks at “net revenues,” “total fixed expenses” and “departmental contribution after corporate overhead” for the capital markets segment as a whole when making decisions and assesses the overall capital markets business from a “break-even” perspective. Individual business unit information is irrelevant to the CODM decision-making process. Because of the interdependence of the investment banking, institutional sales, trading and research business units, resource allocations and performance measurement are only assessed by the CODM at the capital markets segment level.

In order to reflect the actual practice of the CODM, effective immediately, the Company is changing its internal CODM reporting process to align the information included in the regular monthly CODM report with the segment level information actually used by the CODM. The CODM will now receive in a monthly report capital markets, asset management, and principal investing segment level information, and has the ability to request additional information, if or when needed. Please refer to the supplemental materials attached as Exhibit A to the Supplemental Letter (as defined below). This information will be included in the monthly CODM report going forward and also will be provided to the Company’s Board of Directors on a quarterly basis. Again, it is consistent with the information that the CODM has historically used regularly in assessing business segment performance and making resource allocation decisions at the business segment level. Indeed, this is the same level of information that the CODM has provided to the audit committee of the Board of Directors of FBR Group when the audit committee requested information from the CODM to assist it in its understanding of the profitability of the Company’s business segments as part of its review of FBR Group’s financial statements. Please refer to the supplemental materials attached as Exhibit B to the Supplemental Letter.

Ms. Pamela A. Long, Assistant Director

May 2, 2007

Exhibits A and B to the Supplemental Letter have been provided to the Staff under separate cover in a supplemental response letter addressed to Ms. Nudrat Salik of the Staff (the “Supplemental Letter”) for which confidential treatment has been requested pursuant to Rule 83 (17 C.F.R. § 200.83) under the Freedom of Information Act.

Finally, in response to the Staff’s comments, the Company will expand the disclosure relating to the Company’s business segments contained in the IPO Registration Statement and the Shelf Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include additional detail regarding segment revenues, net of interest expense, as well as fixed and variable expenses as shown on Exhibit A to this response letter. The Company believes that adding this additional detail will assist investors in assessing segment performance consistent with the CODM.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Nudrat Salik
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
William Ginivan

Exhibit A

Capital Markets Segment
For year ended December 31,
	2004	2005	2006
Revenues, net of interest expense:
Investment banking	$—	$—	$—
Institutional brokerage	—	—	—
Net interest income	—	—	—
Other	—	—	—

Total	—	—	—

Operating Expenses:
Variable	—	—	—
Fixed	—	—	—

Total	—	—	—

Operating income (loss)	$—	$—	$—

Asset Management Segment
For year ended December 31,
	2004	2005	2006
Revenues, net of interest expense:
Base management fees	$—	$—	$—
Incentive allocations and fees	—	—	—
Other	—	—	—

Total	—	—	—

Operating Expenses:
Variable	—	—	—
Fixed	—	—	—

Total	—	—	—

Operating income (loss)	$—	$—	$—

Principal Investing Segment
For year ended December 31,
	2004	2005	2006
Revenues, net of interest expense:
Net investment income	$—	$—	$—
Net interest income	—	—	—
Other	—	—	—

Total	—	—	—

Operating Expenses:
Variable	—	—	—
Fixed	—	—	—

Total	—	—	—

Operating income (loss)	$—	$—	$—